SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

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TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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WOWJOINT HOLDINGS LIMITED

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

G9796W119

(CUSIP Number of Warrants)

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1108 A Block Tiancheng Mansion

#2 Xinfeng Road, Deshengmenwai Street,

Xicheng District, Beijing

China 100088

Tel: +86 (010) 8957-9330

Fax: +86 (010) 8957 9553

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Barry I. Grossman, Esq.

Sarah Williams, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

Tel: (212)-370-1300

Fax: (212)-370-7889

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CALCULATION OF FILING FEE

Transaction valuation* $207,917	Amount of filing fee $23.83

*	Estimated for purposes of calculating the amount of the filing fee only. Wowjoint Holdings Limited (“Wowjoint” or the “Company”) is offering holders of 7,700,642 of the Company’s warrants (the “Warrants”), taking into effect the payment of a 6% stock dividend to all holders of the Company’s Shares as of March 31, 2012 (the “Stock Dividend”), which consist of (i) publicly traded warrants to purchase an aggregate of 4,256,250 ordinary shares (“Shares”) issued by China Fundamental Acquisition Corporation (“China Fundamental”), our predecessor, in its initial public offering and such warrants were exchanged into Wowjoint warrants on February 22, 2010 on a one for one basis (the “Public Warrants”), (ii) warrants to purchase an aggregate of 1,064,062 Shares that were originally issued to the founders of China Fundamental and such warrants were exchanged into Wowjoint warrants on February 22, 2010 on a one for one basis (the “Initial Warrants”); (iii) warrants to purchase an aggregate of 1,944,444 Shares that were issued at a purchase price of $0.90 per Warrant in a private placement preceding China Fundamental’s initial public offering and such warrants were exchanged into Wowjoint warrants on February 22, 2010 on a one for one basis (the “Private Placement Warrants, and collectively with the Initial Warrants, the “Private Warrants”) and (iv) warrants to purchase an aggregate of 435,886 Shares to be issued as a result of the Stock Dividend. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $114.60 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on March 19, 2012, which was $0.027.

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☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☑           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

☐ Check the following box if the filing is a final amendment reporting the results of the tender offer:

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SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Wowjoint Holdings Limited, a Cayman Islands business company (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 7,700,642 of the Company’s ordinary shares, par value $0.001 per share (the “Shares”), to receive one (1) Share in exchange for every 15.9 Warrants tendered by the holders of Warrants (the “Exchange Ratio”) taking into effect of the payment of the Stock Dividend (as defined below). The Exchange Ratio was selected by the Company in order to provide the holders of the Warrants with an incentive to exchange the Warrants. The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated March 22, 2012 (the “Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of (i) publicly traded warrants to purchase an aggregate of 4,256,250 Shares issued by China Fundamental Acquisition Corporation (“China Fundamental”), our predecessor, in its initial public offering and such warrants were exchanged into Wowjoint warrants on February 22, 2010 on a one for one basis (the “Public Warrants”), (ii) warrants to purchase an aggregate of 1,064,062 Shares that were originally issued to the founders of China Fundamental and such warrants were exchanged into Wowjoint warrants on February 22, 2010 on a one for one basis (the “Initial Warrants”); (iii) warrants to purchase an aggregate of 1,944,444 Shares at an exercise price of $0.90 per Warrant in a private placement preceding China Fundamental’s initial public offering and such warrants were exchanged into Wowjoint warrants on February 22, 2010 on a one for one basis (the “Private Placement Warrants” together with the Initial Warrants, the “Private Warrants”) and (iv) warrants to purchase an aggregate of 435,886 Shares at an exercise price of $4.72 to be issued as a result of payment of a 6% stock dividend to all holders of Shares as of March 31, 2012 (the “Stock Dividend”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Exchange and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is Wowjoint Holdings Limited, a Cayman Islands business company.  Its principal executive offices are located at 1108 A Block Tiancheng Mansion #2 Xinfeng Road, Deshengmenwai Street, Xicheng District, Beijing, China 100088. The Company’s telephone number is +86 (010) 8957-9330.

(b) Securities.

The securities that are the subject of this Schedule TO are of 7,700,642 Warrants.  As of March 19, 2012, the Company had 7,264,756 warrants including 4,256,250 Public Warrants and 3,008,506 Private Warrants and each Warrant is currently exercisable for one Share at an exercise price of $5.00. Upon payment of the Stock Dividend, the exercise price of the Warrants will be reduced to $4.72 and the aggregate number of Shares as a result of the Stock Dividend will increase from 7,264,756 to 7,700,642.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under “The Offer, Section 6. Price Range of Shares, Warrants and Units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is 1108 A Block Tiancheng Mansion #2 Xinfeng Road, Deshengmenwai Street, Xicheng District, Beijing, China 100088 and the telephone number for each such person is +86 (010) 8957-9330.

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Name	Position
Yabin Liu	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	Chief Technical Officer and Director
John Rui Peng	Controller and acting Chief Financial Officer
Liguo Liu	Senior Vice President of Marketing and Sales
Feizhou Hao	Director
Jibing Li	Director
Chun Liu	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the Offer to Exchange under Sections 1 through 13 of “The Offer” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

To the Company’s knowledge, no officer or director of the Company holds any Warrants.  See Item 8(a) herein for more information.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Uses of Securities Acquired.

The securities will be retired.

(c) Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). The exchange of every 15.9 Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of one Share of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions.

Not applicable.

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(c) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer to Exchange under “The Offer, Section 5.D. Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities transactions.

The Company has not engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Georgeson, Inc. (“Georgeson”) to act as the Information Agent. The Company may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Continental and Georgeson will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	Financial Statements.

(a) Financial Information.

Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2011 and (ii) the Company’s financial results for the third quarter ended September 30, 2011, that were filed as an exhibit to the Company’s Form 6-K filed with the Securities and Exchange Commission on December 9, 2011.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange dated March 22, 2012.
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

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(a)(5)(A)	Financial statements of Wowjoint Holdings Limited*
(a)(5)(B)	The Company’s Annual Report on Form 20-F filed with the SEC on June 30, 2011.
(a)(5)(C)	The Company’s Form 6-K filed with the SEC on December 9, 2011.
(a)(5)(D)	Press Release, dated March 22, 2012.
(b)	Not applicable.
(d) (1)	Form of Registration Rights Agreement among China Fundamental Acquisition Corporation and its founders and original shareholders**
(d)(2)	Warrant Agreement, dated as of November 15,2007, by and between China Fundamental Acquisition Corporation and Continental Stock Transfer & Trust Company.**
(g)	Not applicable.
(h)	Not applicable.

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*	Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on May 3, 2010, or amendments thereto (File No. 333-166479).

**	Incorporated by reference to China Fundamental Acquisition Corporation’s Registration Statement on Form F-1 filed on April 29, 2008, or amendments thereto (File No. 333-150489)

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Name: Yabin Liu
Title: Chief Executive Officer

Date: March 22, 2012

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